Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the "Company")
130 King Street West, Suite 1800
Toronto, Ontario
M5X 2A2

Item 2	Date of Material Change

April 8, 2021

Item 3	News Release

A news release with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswires on April 8, 2021 and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On April 8, 2021, the Company announced the appointment of Shane Downey as Chief Financial Officer of the Company, effective April 26, 2021. Mr. Downey will succeed Jimmy Vaiopoulos, who is stepping down from his position but will continue in an advisory role with Company for a period of 12 months.

Item 5	Full Description of Material Change

On April 8, 2021, the Company announced the appointment of Shane Downey, CPA, CA as Chief Financial Officer of the Company, effective April 26, 2021. Mr. Downey will succeed Jimmy Vaiopoulos, who is stepping down from his position but will continue to serve the Company in an advisory role.

Mr. Vaiopoulos has entered into a twelve-month agreement with the Company to assist with the transition to Shane Downey as the Company's new Chief Financial Officer and to serve as an ongoing advisor on financial matters.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer
Telephone: (647) 521-7433
Email: info@hut8mining.com

Item 9	Date of Report

April 14, 2021.

Forward-Looking Information

Certain information in this material change report constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology, such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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